ASX/MEDIA RELEASE	18th May 2005

pSivida and EpiTan Successfully Complete First Stage of Proof of Concept Study

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that excellent results have been received from the proof of concept study being performed in collaboration with EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA:UR9).

Recent data obtained from the in vivo study conducted at the Institute of Medical and Veterinary Science in Adelaide, South Australia, indicated that a single injection of pSivida’s porous BioSiliconTM technology successfully released MELANOTAN™ over a sustained period.

In February 2005 EpiTan announced that it had filed a patent application for discoveries surrounding the increased efficacy (ie increase in melanin) of MELANOTAN™ when given at significantly lower dose levels in a sustained manner.

Previously MELANOTAN™ has been delivered as a daily injection which required significantly higher quantities of drug. The collaboration work by EpiTan and pSivida is covered by this patent. The next stage of development will progress towards a commercially viable version of this formulation.

The proof-of-concept study tested four different formulations of the MELANOTAN™/ BioSilicon™ combination in a model system (in vivo). A sustained-release solid injectable implant, as used in other recent studies by EpiTan, was used to compare the two methods. The blood was then measured over a 14-day period to test the levels of MELANOTAN™.

The results showed sustained levels of MELANOTAN™ in the blood for all four formulations. Importantly, the results also showed that in vitro experiments closely mimic the in vivo responses.

Mr Gavin Rezos, pSivida’s Managing Director said, “These results further validate the potential value of BioSiliconTM in the improved delivery of drugs. The BioSiliconTM drug delivery system represents a truly unique and extremely versatile solution to satisfy the growing ‘drug delivery needs’ of pharmaceutical, drug and device companies globally.”

“The outcome of this collaboration could lead to a second-generation injectable MELANOTAN™ product,” said Iain Kirkwood, EpiTan’s Managing Director. “As this product would be a liquid-based sustained-release product delivered after a single dose, it would give consumers further choice as to how they could have MELANOTAN™ administered. They could now conceivably have the choice of a solid implant or a liquid injection.”

Released by:

In Australia:	In US:
Josh Mann, CFA	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

EpiTan Limited
EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a strategy focused on growing a business centred on dermatology products.

The company’s leading drug candidate, for which EpiTan holds exclusive worldwide rights, is MELANOTAN™ which is in clinical development. MELANOTAN™ is EpiTan’s brand name for [Nle4,D-Phe7]-alpha-MSH, a synthetic analogue of the naturally occurring hormone alpha-MSH, which stimulates eumelanin production. EpiTan holds the rights to four other products for Australia and New Zealand; Linotar®, Exorex®, Zindaclin® and OraDiscTM A. Linotar and Exorex are in market. Zindaclin and OraDisc A are scheduled to be launched in late 2005 and 2006 respectively.

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.